Computation of ratio of earnings to fixed charges
Exhibit 99.1

First quarter 2011
$ million, except ratios
Profit before taxation	11,268

Group’s share of income in excess of dividends of equity-accounted entities	(1,446)

Capitalized interest, net of amortization	(33)

Profit as adjusted	9,789

Fixed charges:

Interest expense	204
Rental expense representative of interest	370
Capitalized interest	82

656

Total adjusted earnings available for payment of fixed charges	10,445

Ratio of earnings to fixed charges	15.9

41